

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2023

Ilan Danieli
Chief Executive Officer
Precipio, Inc.
4 Science Park
New Haven, Connecticut 06511

> **Re: Precipio, Inc.**
> **Registration Statement on Form S-3**
> **Filed on April 14, 2023**
> **File No. 333-271277**

Dear Ilan Danieli:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nicholas O'Leary at (202) 551-4451 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Stephen Davis